SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	April 29, 2003

Stora Enso Interim Review January – March 2003

Operating profit improved

First Quarter Results

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso’s operating profit was EUR 211.1 (EUR 206.9) million, which is 6.8% of sales and 2.0% up on the previous quarter. Earnings per share were EUR 0.10 (EUR 0.12). Profit before tax and minority interests amounted to EUR 129.3 million (EUR 143.0 million). There were no non-recurring items in the first quarter.

Sales of EUR 3 099.1 million were 3.5% down on the previous quarter’s EUR 3 212.1 million. Cash flow from operations was EUR 469.7 (EUR 405.1) million and cash flow after investing activities EUR 255.9 (EUR 118.8) million. Cash earnings per share were EUR 0.43 (EUR 0.44). Net financial items increased to EUR -81.3 (EUR -60.8), million which includes the non-cash valuation of financial instruments of EUR -44.1 (EUR -11.0) million. Market-related production curtailments totalled 202 000 tonnes (325 000 tonnes).

EUR million	2002	Q1/02	Q4/02	Q1/03
Sales	12 782.6	3 228.9	3 212.1	3 099.1
EBITDA1)2)	2 172.0	602.9	473.7	500.6
Operating profit2)	926.5	274.0	206.9	211.1
Net non-recurring items	-1 078.1	—	99.8	—
Operating margin2), %	7.2	8.5	6.4	6.8
Operating profit	-151.6	274.0	306.7	211.1
Profit before tax and minority interests2)	734.9	240.5	143.0	129.3
Profit before tax and minority interests	-343.2	240.5	242.8	129.3
Net profit for the period	-222.2	161.0	477.5	85.3
EPS2), Basic, EUR	0.57	0.18	0.12	0.10
EPS, Basic, EUR	-0.25	0.18	0.54	0.10
CEPS2), EUR	1.97	0.55	0.44	0.43
ROCE2), %	7.1	7.8	7.1	7.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

Outlook

Commenting on the market outlook, Stora Enso’s CEO Jukka Härmälä said, “The global economy is still suffering from the uncertainty caused by the Iraq war, and the current fear of a global epidemic is affecting consumer confidence. The outlook for advertising spending is bleak in Europe but more optimistic in North America. Increased pulp and waste paper prices will have a stabilising effect on paper prices.”

In Europe it still remains to be seen when consumer confidence will pick up and advertising markets recover. Some price pressure persists in coated printing papers due to overcapacity. Markets for office papers, packaging boards and timber products are expected to remain stable.

In North America the geopolitical uncertainty has decreased the demand for advertising-driven paper grades after a relatively good start of the year. It appears that the demand will recover, and the latest advertising spending figures suggest that the negative sentiment towards advertising spending due to the war will fade away. The proposed price increases are expected to be introduced gradually. The demand for timber products in the USA can also be affected by economic uncertainty, but fundamentally it is driven by interest rates, which remain low.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

For further information, please contact:

Scott Deitz, Vice President, Investor Relations, Stora Enso North America,

tel. 715 422 1521

Kari Vainio, EVP, Corporate Communications, tel. +44 20 7016 3140

The full-length version of the Stora Enso interim review is available on the Stora Enso website at

www.storaenso.com/investors

An image bank of pictures that may be freely used to illustrate articles about Stora Enso is available at

www.storaenso.com/images

Stora Enso’s second quarter results will be published on 24 July 2003.

Stora Enso Interim Review January – March 2003

Summary of first quarter results*

•	Operating profit was EUR 211.1 million; previous quarter EUR 206.9 million
•	Profit before tax and minority interests was EUR 129.3 million; previous quarter EUR 143.0 million
•	Sales were EUR 3 099.1 million; previous quarter EUR 3 212.1 million
•	Earnings per share were EUR 0.10; previous quarter EUR 0.12
•	Cash earnings per share were EUR 0.43; previous quarter EUR 0.44
•	Adoption of IAS 41 increased fixed assets by EUR 866.2 million and equity by EUR 622.9 million

Markets for the Group’s products in the first quarter were affected by the geopolitical situation, especially in advertising-driven paper grades. In Europe orders for all paper grades were generally unchanged at low levels. Newsprint prices decreased following annual price negotiations. Prices declined somewhat for magazine paper and slightly for coated fine paper. Demand for virgin-fibre-based packaging board improved and prices were stable.

In North America orders for coated papers showed signs of recovery until mid March, when demand was weakened by increased uncertainty in the market. Newsprint and uncoated magazine paper markets were relatively unchanged on the previous quarter in both volume and price.

Production curtailments totalled 195 000 tonnes in Europe and 7 000 tonnes in North America. This compares with the previous quarter’s 322 000 tonnes in Europe and 3 000 tonnes in North America.

Paper and board deliveries totalled 3 295 000 tonnes, which is 83 000 tonnes less than the previous quarter’s 3 378 000 tonnes. Deliveries of wood products totalled 1 283 000 cubic metres, compared with the previous quarter’s 1 313 000 cubic metres.

*)	There were no non-recurring items in the first quarter of 2003; comparative figures for the previous quarter exclude non-recurring items.

EUR million	2002	Q1/02	Q4/02	Q1/03
Sales	12 782.6	3 228.9	3 212.1	3 099.1
EBITDA1)2)	2 172.0	602.9	473.7	500.6
Operating profit2)	926.5	274.0	206.9	211.1
Net non-recurring items	-1 078.1	—	99.8	—
Operating margin2), %	7.2	8.5	6.4	6.8
Operating profit	-151.6	274.0	306.7	211.1
Profit before tax and minority interests2)	734.9	240.5	143.0	129.3
Profit before tax and minority interests	-343.2	240.5	242.8	129.3
Net profit for the period	-222.2	161.0	477.5	85.3
EPS2), Basic, EUR	0.57	0.18	0.12	0.10
EPS, Basic, EUR	-0.25	0.18	0.54	0.10
CEPS2), EUR	1.97	0.55	0.44	0.43
ROCE2), %	7.1	7.8	7.1	7.1

1)	EBITDA = Earnings before Interest, Taxes, Depreciation and Amortisation
2)	Excluding net non-recurring items

First Quarter Results (compared with previous quarter)

The operating profit was EUR 211.1 (EUR 206.9) million, which is 6.8% of sales and 2.0% up on the previous quarter. The rise in operating profit due to increased deliveries in Fine Paper, Packaging Boards and Forest Operations was offset by decreased profitability in Magazine Paper, Newsprint and Timber Products.

Changes in operating profits were mainly volume related, except in Newsprint, where a fall in prices was the major reason for the decrease, and in Forest Operations, where adoption of the new IAS standard (IAS 41 Agriculture) had a EUR 6.5 million positive effect.

Profit before taxes and minority interests amounted to EUR 129.3 (EUR 143.0) million.

Sales of EUR 3 099.1 million were 3.5% down on the previous quarter’s EUR 3 212.1 million, mainly due to lower prices in publication paper grades.

Earnings per share excluding non-recurring items were EUR 0.10 (EUR 0.12). Cash earnings per share were EUR 0.43 (0.44).

The share of associated company results came to EUR -0.5 (EUR -3.1) million.

Net financial items were EUR -81.3 (EUR -60.8) million, EUR -0.06 per share. Net interest expenses amounted to EUR -34.6 (EUR -49.3) million and net foreign exchange gains came to EUR 2.9 (EUR 0.4) million. The other financial items totalled EUR -49.6 (EUR -11.9) million, most of which was non-cash valuation of synthetic option hedging instruments and other derivatives.

Net taxes totalled EUR -40.8 (EUR 232.0 positive) million, representing a tax rate of 31.6% (31.4%).

The minority interest in profits was EUR -3.2 (EUR 2.7) million, resulting in a net profit for the period of EUR 85.3 (EUR 477.5) million.

The return on capital employed was 7.1% (7.1%). Capital employed was EUR 11 995.5 million at the end of the period, a net increase of EUR 753.1 million, including EUR 622.9 million from the initial IAS 41 valuation of forest.

Capital Structure

EUR million	31.12.2002	IAS 41 Adjustment	1.1.2003	31.3.2002	31.3.2003
Fixed assets	12 089.4	866.2	12 955.6	14 892.3	12 906.5
Working capital	1 182.2		1 182.2	1 426.8	1 231.0

Operating Capital	13 271.6	866.2	14 137.8	16 319.1	14 137.5
Net tax liabilities	-2 029.2	-243.3	-2 272.5	-2 209.6	-2 142.0

Capital Employed	11 242.4	622.9	11 865.3	14 109.5	11 995.5

Shareholders’ equity	8 156.9	622.9	8 779.8	8 795.8	8 187.0
Minority interests	30.4		30.4	50.6	45.1
Interest-bearing net liabilities	3 055.1		3 055.1	5 263.1	3 763.4

Financing Total	11 242.4	622.9	11 865.3	14 109.5	11 995.5

IAS 41 Biological Assets

The new accounting standard IAS 41 Accounting for Biological Assets, under which Stora Enso’s biological assets in the form of standing trees are valued at market, came into effect on 1 January 2003. Stora Enso’s biological assets included in the valuation are located in Sweden, Portugal, Canada and Indonesia. The table above shows the effect of IAS 41 on Stora Enso’s Balance Sheet: fixed assets increased by EUR 866.2 million and equity by EUR 622.9 million after the deduction of related deferred taxes of EUR 243.3 million.

From this quarter onwards the results from forestry are calculated as the results of operations plus or minus the change in the value of the standing forest during the quarter. This value is calculated schematically, and the change comprises the effects of growth, wood removal through loggings and price changes, if any. The results for the first quarter include the effects of biological transformation (growth and price) amounting to EUR 30.7 million and biological produce (harvesting) amounting to EUR -24.2 million, resulting in a net effect of EUR 6.5 million.

Financing

Cash flow from operations was EUR 469.7 (EUR 405.1) million and cash flow after investing activities EUR 255.9 (EUR 118.8) million. Cash earnings per share were EUR 0.43 (EUR 0.44).

At the end of March, interest-bearing net liabilities were EUR 3 763.4 million, up EUR 708.3 million on the year-end. Unutilised credit facilities and cash plus cash-equivalent reserves totalled EUR 2.7 billion.

The debt/equity ratio at 31 March was 0.46 (0.37) and equity per share EUR 9.53 (EUR 9.49). The change was mainly due to dividends: the dividend of EUR 387.7 million for the year 2002 on the outstanding shares was deducted from equity and entered into the current interest-bearing liabilities. The date of payment was 4 April 2003. Share buy-backs also decreased equity by EUR 114.6 million.

Change in Interest-bearing Net Liabilities

EUR million	Cash Flow, Ongoing Operations	Acquisitions and Disposals	Structural Changes	Translation Difference	Balance Sheet Impact
Operating profit	204.6		6.5		211.1
Adjustments	289.5				289.5
Change in working capital	-24.4	-26.6	-1.6	3.8	-48.8

Cash Flow from Operations	469.7	-26.6	4.9	3.8	451.8
Capital expenditure	-235.8				-235.8
Acquisitions		-168.3			-168.3
Disposals	1.6				1.6
Other change in fixed assets	20.4		-871.1	146.6	-704.1

Cash Flow after Investing Activities	255.9	-194.9	-866.2	150.4	-654.8
Net financing items (incl. associated companies)	-81.8				-81.8
Taxes paid	-144.0	1.4	243.3	-28.7	72.9
Dividends	-387.7				-387.7
Repurchase of own shares	-114.6				-114.6
Other change in shareholders’ equity and minority interests	-132.8	13.6	622.9	-45.1	458.6

Change in Interest-bearing Net Liabilities	-605.0	-179.9	0.0	76.6	-708.3

Capital Expenditure

Capital expenditure for the first quarter totalled EUR 235.8 (331.4) million. The main projects were the new paper machine 4 (EUR 64.8 million) at Langerbrugge in Belgium, the new boiler no. 8 at Kvarnsveden (EUR 7.7 million), rebuilding paper machine 3 at Veitsiluoto in Finland (EUR 14.4 million), folding boxboard improvements at Baienfurt in Germany (EUR 5.1 million), finishing department investments at Fors in Sweden (EUR 3.0 million), rebuilding of paper machine 2 at Kotka in Finland (EUR 3.8 million) and phase 1 of rebuilding paper machine 26 at Biron in the USA (USD 4.7 million).

During the first quarter it was decided to build a peroxide bleaching plant at Veitsiluoto Mill in Finland to enhance the quality of magazine paper products. Effluent treatment at the mill will also be enhanced. The project will start in April 2003 and is scheduled for completion in May 2004 at a cost of some EUR 30 million.

First Quarter Results (compared with the same period in 2002)

The operating profit decreased by EUR 62.9 million or 23.0%. All paper and board product areas reported lower profits, with the largest decline in newsprint, but operating profit increased in Merchants and Forest.

Profit before taxes and minority interests, excluding non-recurring items, decreased by EUR 111.2 million or 46.2%.

Sales decreased by EUR 129.8 million, or 4.0%, compared with the first quarter of 2002, mainly due to lower prices and volumes, especially for magazine paper and newsprint.

Changes in Organisational Structure

In March Stora Enso announced a change in organisational structure to reflect its strategic principle of being operated and managed as one industrial group. The new structure will take effect on 1 May 2003 and will be streamlined around Stora Enso’s core product areas of Paper, Packaging and Forest Products.

Stora Enso’s current paper divisions will form the new Paper Product Area comprising the Publication Paper, Fine Paper, North America and Merchants divisions. The current Newsprint and Magazine Paper divisions will be merged to form the new Publication Paper division, whilst Speciality Papers, which is now part of Packaging Boards, will form a new business unit within Fine Paper.

The Paper Product Area will be headed by Kai Korhonen, currently Senior Executive Vice President of Stora Enso North America, who will report to the CEO.

The Packaging Product Area will comprise Consumer Boards, Corrugated Packaging, Industrial Papers and Cores and Coreboards, and will continue to be headed by Senior Executive Vice President Pekka Laaksonen, who will report to the CEO.

Timber, the Pulp Competence Centre and Forest will be brought together as the new Forest Products Product Area headed by Arno Pelkonen, currently Senior Executive Vice President of Timber Products. He will report to the Deputy CEO.

A new Latin America division will be formed to manage local projects and to coordinate sales company activities in the area. It will be headed by Nils Grafström, currently Executive Vice President, Market Service and IT, who will report to the Deputy CEO.

Market Services, consisting of the Sales Network and Transport and Distribution, will become a separate staff function headed by Senior Vice President Petri Wager, who will report to the CEO. The IT staff function will come under the Deputy CEO. Responsibility for the Energy department will be transferred to the Deputy CEO.

As a consequence of the organisational changes, the head of Consumer Boards, Senior Vice President Niilo Pöyhönen, and the new head of Stora Enso Timber, Executive Vice President Peter Kickinger, will join Stora Enso’s Management Group as of 1 May 2003.

Reporting on operations will be altered to reflect these organisational changes. See pro-forma figures at the end of this interim review.

First Quarter Events 2003

Syndicated Loan

On 16 January Stora Enso signed a new EUR 2.5 billion revolving credit facility agreement with a group of banks. The facility, which has a maturity of five years and a margin of 0.425% p.a. over Euribor, is for general corporate purposes including the refinancing of existing syndicated facilities.

Changes in Group Composition

In February Stora Enso and the owners of AS Sylvester, Estonia’s largest sawmill and wood procurement company, closed the previously announced acquisition. The competition authorities accepted Stora Enso Timber’s 66% ownership of Sylvester’s sawmill operations and Stora Enso Mets’ 100% ownership of Sylvester’s wood procurement operations in the Baltic States. The acquisition strengthens Stora Enso’s position in the Baltic States wood procurement market and the wood products business in Europe. The acquisition is effective in the accounts as from 1 March.

Share Capital and Ownership

The Annual General Meeting (AGM) of the Company on 20 March 2003 decided to lower the Company’s share capital by EUR 60.5 million through the cancellation of 93 800 A shares and 35 500 000 R shares. The shares had been repurchased under the authorisation of the 2002 AGM. The reduction in share capital was registered in the Finnish Trade Register on 31 March 2003.

The 2003 AGM also authorised the Board to repurchase and dispose of not more than 9 100 000 A shares and 34 000 000 R shares in the Company. By the end of March 2003 2 606 000 R shares were repurchased under the new authorisation.

During the period a total of 3 000 new R shares were issued under the terms of the 1997 warrants. Another 864 000 new R shares are subscribable against warrants.

On 31 March 2003 Stora Enso had 182 222 885 A shares and 681 964 614 R shares in issue, of which the Company held 5 321 820 R shares with a nominal value of EUR 9.1 million; these represented 0.6% of the share capital and 0.2% of the voting rights. On 31 March 2003 the registered share capital of the Company was EUR 1 469.1 million.

Shareholders’ equity amounted to EUR 8 187.0 million, compared with a market capitalisation on the Helsinki Stock Exchange on 31 March 2003 of EUR 7.5 billion.

Other Decisions of the Annual General Meeting on 20 March 2003

The proposed dividend of EUR 0.45 per share was approved.

Barbara Kux was elected as a new member of the Board of Directors. Josef Ackermann did not seek re-election owing to increased responsibilities in Deutsche Bank AG.

Board Committee Memberships

Stora Enso Oyj’s Board of Directors elected Jan Sjöqvist as the new Chairman of the Financial and Audit Committee to replace Josef Ackermann. George W. Mead was elected as a new member in this Committee. The other members are Ilkka Niemi, Paavo Pitkänen and Marcus Wallenberg.

Claes Dahlbäck continues as the Chairman of the Compensation Committee. The other members are Krister Ahlström and Harald Einsmann. The Committee also acts as a Nomination Committee.

Market Outlook

The global economy is still suffering from the uncertainty caused by the Iraq war, and the current fear of a global epidemic is affecting consumer confidence. The outlook for advertising spending is bleak in Europe but more optimistic in North America. Increased pulp and wastepaper prices will have a stabilising effect on paper prices.

In Europe it still remains to be seen when consumer confidence will pick up and advertising markets recover. Some price pressure persists in coated printing papers due to overcapacity. Markets for office papers, packaging boards and timber products are expected to remain stable.

In North America the geopolitical uncertainty has decreased the demand for advertising-driven paper grades after a relatively good start of the year. It appears that the demand will recover, and the latest advertising spending figures suggest that the negative sentiment towards advertising spending due to the war will fade away. The proposed price increases are expected to be introduced gradually. The demand for timber products in the USA can also be affected by economic uncertainty, but fundamentally it is driven by interest rates, which remain low.

The second quarter results will, as usual, reflect the Midsummer holiday shutdowns in Finland.

This report is unaudited.

Helsinki, 29 April 2003

Stora Enso Oyj

Board of Directors

Segments (compared with the previous quarter)

Magazine Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Change Q1/Q4%
Sales	3 036.8	767.3	721.0	747.1	801.4	698.6	-12.8
Operating profit	79.3	31.6	2.3	19.6	25.8	8.7	-66.3
% of sales	2.6	4.1	0.3	2.6	3.2	1.2
ROOC, %*	2.6	3.8	0.3	2.6	3.8	1.3
Deliveries, 1 000 t	3 908	932	910	986	1 080	972	-10.0

*	ROOC = 100% x Operating profit/Operating capital

Magazine paper sales were EUR 698.6 million, 13% down on the previous quarter mainly due to the usual seasonal pattern of weaker demand in the first quarter. The operating profit was EUR 8.7 million, down 66% on the previous quarter owing to lower deliveries, decreased sales prices and adverse currency movements. Market-related production curtailments totalled 69 000 tonnes (79 000 tonnes) in Europe and 7 000 tonnes (3 000 tonnes) in North America.

In Europe demand for uncoated magazine paper has slowed and sales were lower than in the corresponding period last year. However, demand for coated magazine paper has continued to improve since last spring, with modest growth in the first quarter. Sales prices decreased slightly in uncoated grades at the beginning of the year, but more so in coated grades.

Demand for coated magazine paper weakened slightly in North America towards the end of the first quarter, but it seems to be recovering now. Despite a modest decrease compared with the previous quarter, deliveries in the first quarter were higher in 2003 than 2002. Prices and producer and customer inventories have remained stable, prices for coated magazine grades are still low and announced price increases somewhat delayed. Demand for SC papers was good and prices stable.

Customer inventories were reported to be normal, but producer inventories have clearly increased, partly in anticipation of the coming catalogue season.

Newsprint

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Change Q1/Q4%
Sales	1 641.5	412.8	413.2	403.2	412.3	349.9	-15.1
Operating profit	240.8	72.8	61.1	64.5	42.4	27.7	-34.7
% of sales	14.7	17.6	14.8	16.0	10.3	7.9
ROOC, %*	19.1	24.3	20.4	20.7	13.0	8.2
Deliveries, 1 000 t	2 899	706	726	717	750	682	-9.1

*	ROOC = 100% x Operating profit/Operating capital

Newsprint sales were EUR 349.9 million, down 15% on the previous quarter. The operating profit was EUR 27.7 million, down 35%, mainly due to lower sales prices and volumes. Market-related production curtailments totalled 47 000 tonnes (106 000 tonnes) in Europe; there were no curtailments in North America.

The annual contract negotiations in Western Europe resulted in price cuts of around 10%, varying from market to market, whereas demand though weak increased slightly during the first quarter of the year. However, mill inventories were normal, and some market-related downtime was taken. Deliveries to markets outside Europe were strong.

The North American market is slowly recovering from the weakness of the past two years. Mill and user inventories are low.

Fine Paper

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Change Q1/Q4%
Sales	3 108.0	827.1	787.0	751.0	742.9	765.7	3.1
Operating profit	292.6	93.1	73.1	70.2	56.2	80.2	42.7
% of sales	9.4	11.3	9.3	9.3	7.6	10.5
ROOC, %*	8.4	10.0	8.2	8.3	6.8	9.9
Deliveries, 1 000 t	3 156	807	792	786	771	814	5.6

*	ROOC = 100% x Operating profit/Operating capital

Fine paper sales were EUR 765.7 million, 3% up on the previous quarter mainly due to increased deliveries. The operating profit was EUR 80.2 million, up 43% on the previous quarter. Market-related production curtailments totalled 57 000 tonnes (80 000 tonnes) in Europe; there were no curtailments in North America.

In Europe orders continued to be higher than in previous years for coated fine paper, but the growth comes mainly from overseas markets. However, demand has not increased sufficiently to absorb excess production capacity fully, so order books remained rather low. Price pressure will persist and producer stocks will stay high until market balance is restored. Distributor stocks remain low, but with some sign of an increase on the way.

Demand for uncoated fine paper has been good in Europe, in line with seasonal patterns, though orders have been weaker in the cut-size sector with some price pressures; demand has been stronger in the reels sector, especially from overseas. Stock levels are normal, order books are healthy and price increases have been implemented in Asia and North America.

Coated fine paper demand in North America was seasonally stable, and deliveries were higher than in the first quarter of 2002. Producer inventories are reported to be up slightly, with some increase also seen in customer inventories. Prices improved somewhat during the quarter.

Packaging Boards

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Change Q1/Q4%
Sales	3 043.4	766.2	781.9	758.6	736.7	776.6	5.4
Operating profit	365.8	100.6	70.7	116.2	78.3	91.6	17.0
% of sales	12.0	13.1	9.0	15.3	10.6	11.8
ROOC, %*	12.0	12.7	9.2	15.2	10.3	12.1
Deliveries, 1 000 t	3 186	778	823	808	777	827	6.4

*	ROOC = 100% x Operating profit/Operating capital

Packaging board sales were EUR 776.6 million, 5% up on the previous quarter. The operating profit was EUR 91.6 million, 17% up on the previous quarter, mainly due to maintenance downtime in December. Market-related production curtailments totalled 22 000 tonnes (58 000 tonnes) in consumer and container boards and speciality papers.

Demand and prices were good and stable in most board and paper sectors. Corrugated board demand increased, especially in Russia and the Baltic States, but there was strong competition in paper core and industrial paper markets.

Demand and prices are expected to remain stable in the near future and for most grades spring is a seasonally busy time, so only minor market-related downtime is expected. However, the lower US dollar may give dollar-denominated suppliers an advantage over European operations. The second quarter results will, as usual, reflect the Midsummer holiday shutdowns in Finland.

Timber Products

EUR million	2002	Q1/02	Q2/02	Q3/02	Q4/02	Q1/03	Change Q1/Q4%
Sales	1 235.2	286.1	320.8	314.1	314.2	316.5	0.7
Operating profit	46.8	11.2	14.1	9.7	11.8	7.3	-38.1
% of sales	3.8	3.9	4.4	3.1	3.8	2.3
ROOC, %*	11.1	10.2	13.4	9.2	11.2	6.1
Deliveries, 1 000 m3	5 112	1 203	1 344	1 252	1 313	1 283	-2.3

*	ROOC = 100% x Operating profit/Operating capital

Timber sales were EUR 316.5 million, roughly the same as the previous quarter. The financial performance was rather weak, the operating profit being EUR 7.3 million, down EUR 4.5 million on the previous quarter.

AS Sylvester, renamed Stora Enso Timber AS and operating in the Baltic States, was consolidated from 1 March onwards. Integration is progressing smoothly as planned.

In Europe and Japan sales volumes and prices have been at expected levels, though deliveries have been hampered by limited container capacity and hard ice conditions in the Baltic Sea. In North America demand has been good, but prices have been depressed by oversupply and the weaker dollar.

European markets will remain stable in the short term, thus allowing limited price and volume increases in some product and market segments, while others may decline slightly. Overseas markets will not boost volumes from Europe. Market prices in local currencies are expected to remain stable, but the strengthened euro and increased freight rates will decrease mill prices slightly during the second quarter.

Merchants

Sales were EUR 176.1 million, 4% up on the previous quarter mainly due to normal seasonal fluctuations. The operating profit was EUR 1.5 million, down EUR 1.9 million on the previous quarter.

Inventories are generally low and paper can be replenished from mills at short notice. Prices have been under pressure during the quarter but there are some signs of stabilisation.

Forest

Forest sales were EUR 534.2 million and the operating profit was EUR 34.7 million, up EUR 12.8 million on the previous quarter mainly due to accounting changes in the net value of forest assets.

Deliveries in Finland, Sweden and Germany totalled 11.0 million cubic metres (solid wood under bark), 2% up on the previous quarter. Imports decreased by 10% owing to hard ice in the Baltic Sea.

Accounting Principles

The new accounting standard, IAS 41 Accounting for Biological Assets, under which Stora Enso’s biological assets in the form of standing trees are shown on the Balance Sheet at market value, came into effect on 1 January 2003. The initial valuation surplus, net of related deferred tax, is entered directly on the Balance Sheet in equity, the gross amount being added to assets. Periodic future changes resulting from growth, price and other premise changes will be entered in the Income Statement.

IAS 41 requires biological assets, such as forests, to be accounted for at fair value less estimated point-of-sale costs at harvest, there being a presumption that fair values can be measured for these assets.

There is limited guidance in the IAS Statements on how to value forest assets with long growth cycles of 60 to 120 years, but the consensus is to use generally accepted methods for valuing forest assets as in arm’s-length transactions. Such market transactions have recently been based on discounted cash flow models whereby the fair value of the biological assets was calculated using cash flows from continuous operations, that is, based on sustainable forest management plans taking into account growth potential. The annual harvest from the forecast tree growth is multiplied by actual wood prices, and the cost of fertiliser and harvesting is then deducted. The fair value of the biological asset is calculated as the present value of the harvest from one growth cycle based on the productive forestland, taking into consideration environmental restrictions and other reservations. Biological assets that are physically attached to land are recognised and measured at their fair value separately from the land.

Key Ratios	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Earnings per share (basic), EUR	0.18	0.15	-1.12	0.54	-0.25	0.10
Earnings per share excl. non-recurring items, EUR	0.18	0.12	0.15	0.12	0.57	0.10
Cash earnings per share (CEPS), EUR	0.55	0.52	0.50	0.81	2.49	0.43
CEPS excl. non-recurring items, EUR	0.55	0.48	0.51	0.44	1.97	0.43

Return on capital employed (ROCE), %	7.8	7.1	-30.0	10.6	-1.6	7.1
ROCE excl. non-recurring items, %	7.8	5.6	7.9	7.1	7.1	7.1
Return on equity (ROE), %	7.2	6.2	-45.2	23.7	-3.3	4.2
Debt/equity ratio	0.59	0.46	0.53	0.37	0.37	0.46
Equity per share, EUR	9.81	9.87	8.69	9.36	9.36	9.53
Equity ratio, %	42.7	45.2	42.6	45.0	45.0	43.9

Operating profit, % of sales	8.5	7.5	-31.3	9.5	-1.2	6.8
Operating profit excl. non-recurring items, % of sales	8.5	5.9	8.2	6.4	7.2	6.8
Capital expenditure, EUR million	155	183	208.1	331.4	877.6	235.8
Capital expenditure, % of sales	4.9	5.7	6.7	10.3	6.9	7.6
Capital employed, EUR million	14 110	12 990	11 816	11 242	11 242	11 996
Interest-bearing net liabilities, EUR million	5 263	4 113	4 115	3 055	3 055	3 763

Average number of employees	42 572	43 568	43 757	43 853	43 853	43 386
Average number of shares (million)
– periodic	896.9	896.5	888.5	876.8	889.6	866.2
– cumulative	896.9	895.8	894.0	889.6	889.6	866.2
– cumulative, diluted	897.8	896.8	894.9	890.4	890.4	866.4

Key Exchange Rates for the Euro

One Euro is	Closing Rate		Average Rate
	31 Dec 2002	31 Mar 2003	31 Dec 2002	31 Mar 2003
SEK	9.1528	9.2608	9.1551	9.1767
USD	1.0487	1.0895	0.9455	1.0729
GBP	0.6505	0.6896	0.6285	0.6693
CAD	1.6550	1.6037	1.4836	1.6199

Condensed Consolidated Income Statement

EUR million	2002	Q1/2002	Q1/2003
Sales	12 782.6	3 228.9	3 099.1
Expenses less other operating income	-8 210.3	-2 049.2	-2 040.7
Personnel expenses	-2 282.0	-576.8	-557.8
Depreciation, amortisation and impairment charges	-2 441.9	-328.9	-289.5

Operating Profit	-151.6	274.0	211.1	*
Share of results of associated companies	14.6	11.7	-0.5
Net financial items	-206.2	-45.2	-81.3

Profit before Tax and Minority Interests	-343.2	240.5	129.3
Income tax expense	120.9	-79.4	-40.8

Profit after Tax	-222.3	161.1	88.5
Minority interests	0.1	-0.1	-3.2

Net Profit for the Period	-222.2	161.0	85.3

Key Ratios
Basic earnings per share, EUR	-0.25	0.18	0.10
Diluted earnings per share, EUR	-0.25	0.18	0.10

*	The results for the first quarter of 2003 include the effects of biological transformation (growth and price) amounting to EUR 30.7 million and biological produce (harvesting) amounting to EUR -24.2 million, resulting in a net effect of EUR 6.5 million.

Condensed Consolidated Cash Flow Statement

EUR million	2002	Q1/2002	Q1/2003
Cash Flow from Operating Activities
Operating profit	-151.6	274.0	211.1
Adjustments	2 256.2	324.9	276.4
Change in net working capital	-52.1	-195.8	-24.4
Change in short-term interest-bearing receivables	-495.1	-53.1	237.6

Cash Flow Generated by Operations	1 557.4	350.0	700.7
Net financial items	-69.1	-66.5	-28.5
Income taxes paid	-62.1	-146.1	-92.6

Net Cash Provided by Operating Activities	1 426.2	137.4	579.6

Acquisitions	-56.3	-29.0	-134.6
Proceeds from sale of fixed assets and shares	751.0	4.0	4.8
Capital expenditure	-877.6	-155.0	-235.8
Proceeds from the long-term receivables, net	-74.4	13.1	-23.0

Net Cash Used in Investing Activities	-257.3	-166.9	-388.6

Cash Flow from Financing Activities
Change in long-term liabilities	-487.6	-150.8	-274.8
Change in short-term borrowings	-56.3	40.2	262.2
Dividends paid	-403.6	—	—
Purchase of own shares	-286.9	-5.3	-114.6

Net Cash Used in Financing Activities	-1 234.4	-115.9	-127.2

Net Increase in Cash and Cash Equivalents	-65.5	-145.4	63.8
Cash and bank in acquired companies	—	—	7.4
Translation differences on cash holdings	-13.0	1.5	-2.3
Cash and bank at the beginning of period	247.0	247.0	168.5

Cash and Cash Equivalents at Period End	168.5	103.1	237.4

Property, Plant and Equipment, Intangible Assets and Goodwill

EUR million	2002	Q1/2002	Q1/2003
Carrying value at 1 January	14 701.2	14 701.2	12 807.1	*
Acquisition of subsidiary companies	150.4	29.0	168.3
Additions	877.6	155.0	235.8
Disposals	-571.1	—	-1.6
Depreciation/amortisation, impairment and other movements	-3 217.2	-176.4	-451.6

Balance Sheet Total	11 940.9	14 708.8	12 758.0

Acquisitions of Subsidiary Companies
Property, plant and equipment	150.4	6.4	71.9
Borrowings	-71.1	—	-64.6
Other assets, less liabilities	-23.0	—	30.9

Fair value of net assets	56.3	6.4	38.2
Goodwill	—	22.6	96.4

Total Purchase Consideration	56.3	29.0	134.6

*	Includes the initial IAS 41 valuation of forest of EUR 866.2 million

Borrowings

EUR million	2002	Q1/2002	Q1/2003
Non-current borrowings	4 525.2	5 057.6	4 279.6
Current borrowings	650.4	1 712.5	1 277.7

	5 175.6	6 770.1	5 557.3

Carrying value at 1 January	6 409.5	6 409.5	5 175.6
Debt acquired with new subsidiaries	71.1	—	64.6
Proceeds from /- payments of borrowings (net)	-662.4	-110.6	-12.6
Translation difference and other*	-642.6	471.2	329.7

Total Borrowings	5 175.6	6 770.1	5 557.3

*	Includes unpaid dividend of EUR 387.7 million.

Condensed Consolidated Balance Sheet

Assets

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	31 Mar 2002	31 Mar 2003
Fixed Assets and Other Long-term Investments
Property, plant & equipment, intangibles and goodwill	O	11 940.9	866.2	12 807.1	14 708.8	12 758.0
Unlisted shares	O	148.5		148.5	183.5	148.5
Investment in associated companies	I	211.7		218.7	314.1	204.9
Listed securities	I	169.2		162.2	212.4	148.4
Non-current loan receivables	I	480.6		480.6	504.2	487.3
Deferred tax assets	T	52.7		52.7	29.5	50.0
Other non-current assets	O	241.1		241.1	262.3	219.6

		13 244.7	866.2	14 110.9	16 214.8	14 016.7

Current Assets
Inventories	O	1 565.0		1 565.0	1 714.5	1 670.7
Tax receivables	T	243.1		243.1	244.5	241.3
Short-term receivables	O	1 902.4		1 902.4	2 066.6	1 879.3
Current portion of loan receivables	I	1 090.5		1 090.5	373.2	715.9
Cash and cash equivalents	I	168.5		168.5	103.1	237.4

		4 969.5	—	4 969.5	4 501.9	4 744.6

Total assets		18 214.2	866.2	19 080.4	20 716.7	18 761.3

Shareholders’ Equity and Liabilities

EUR million		31 Dec 2002	IAS 41 Adjustment	1 Jan 2003	31 Mar 2002	31 Mar 2003
Shareholders’ Equity		8 156.9	622.9	8 779.8	8 795.8	8 187.0
Minority Interests		30.4		30.4	50.6	45.1

Long-term Liabilities
Pension provisions	O	747.0		747.0	791.5	734.0
Deferred tax liabilities	T	1 787.3	243.3	2 030.6	1 971.8	1 904.5
Other provisions	O	194.5		194.5	139.2	179.7
Long-term debt	I	4 525.2		4 525.2	5 057.6	4 279.6
Other long-term liabilities	O	36.9		36.9	44.9	31.4

		7 290.9	243.3	7 534.2	8 005.0	7 129.2

Current Liabilities
Interest-bearing liabilities	I	650.4		650.4	1 712.5	1 277.7
Tax liabilities	T	537.7		537.7	511.8	528.8
Other current liabilities	O	1 547.9		1 547.9	1 641.0	1 593.5

		2 736.0	—	2 736.0	3 865.3	3 400.0

Total Liabilities		10 026.9	243.3	10 270.2	11 870.3	10 529.2

Total Shareholders’ Equity and Liabilities		18 214.2	866.2	19 080.4	20 716.7	18 761.3

Items designated with “O” are included in operating capital.

Items designated with “I” are included in interest-bearing net liabilities.

Items designated with “T” are included in the tax liability.

Statement of Changes in Shareholders’ Equity

EUR million	Share Capital	Share Premium	Treasury Shares	OCI	CTA	Retained Earnings	Total
Balance at 1 January 2002	1 541.5	1 639.5	-125.5	58.6	-50.1	5 925.0	8 989.0
Repurchase of Stora Enso Oyj shares	—	—	-286.8	—	—	—	-286.8
Cancellation of Stora Enso Oyj shares	-13.8	-83.6	97.4	—	—	—	—
Dividend (EUR 0.45 per share)	—	—	—	—	—	-403.6	-403.6
Share issue	1.9	-1.9	—	—	—	—	—
Net loss for the period	—	—	—	—	—	-222.2	-222.2
OCI entries	—	—	—	174.8	—	—	174.8
Translation adjustment	—	—	—	—	-94.3	—	-94.3

Balance at 31 December 2002	1 529.6	1 554.0	-314.9	233.4	-144.4	5 299.2	8 156.9
Effect of adopting IAS 41	—	—	—	—	—	622.9	622.9

Balance at 1 January 2003 (restated)	1 529.6	1 554.0	-314.9	233.4	-144.4	5 922.1	8 779.8
Repurchase of Stora Enso Oyj shares	—	—	-114.6	—	—	—	-114.6
Cancellation of Stora Enso Oyj shares	-60.5	-371.5	376.0	—	56.0	—	0.0
Dividend (EUR 0.45 per share)	—	—	—	—	—	-387.7	-387.7
Net profit for the period	—	—	—	—	—	85.3	85.3
OCI entries	—	—	—	-130.7	—	—	-130.7
Translation adjustment	—	—	—	—	-44.5	-0.6	-45.1

Balance at 31 March 2003	1 469.1	1 182.5	-53.5	102.7	-132.9	5 619.1	8 187.0

CTA = Cumulative Translation Adjustment

OCI = Other Comprehensive Income

Commitments and Contingencies

EUR million	31 Dec 2002	31 Mar 2002	31 Mar 2003
On own Behalf
Pledges given	0.8	18.8	1.6
Mortgages	111.4	315.6	130.9
On Behalf of Associated Companies
Mortgages	1.0	1.0	1.0
Guarantees	59.3	68.9	57.8
On Behalf of Others
Pledges given	0.3	0.4	2.6
Mortgages	0.0	0.0	4.8
Guarantees	16.8	97.3	16.9
Other Commitments, Own
Leasing commitments, in next 12 months	41.5	38.0	38.4
Leasing commitments, after next 12 months	237.2	247.8	214.1
Pension liabilities	2.7	2.2	3.0
Other commitments	71.5	96.2	70.2

Total	542.5	886.2	541.3

Pledges given	1.1	19.2	4.2
Mortgages	112.4	316.6	136.7
Guarantees	76.1	166.2	74.7
Leasing commitments	278.7	285.8	252.5
Pension liabilities	2.7	2.2	3.0
Other commitments	71.5	96.2	70.2

Total	542.5	886.2	541.3

Net Fair Values of Derivative Financial Instruments

EUR million	31 Dec 2002	31 Mar 2002	31 Mar 2003
	Net Fair Values	Net Fair Values	Positive Fair Values	Negative Fair Values	Net Fair Values
Interest rate swaps	202.8	18.6	211.4	3.8	207.6
Interest rate options	0.0	-1.8	0.1	0.0	0.1
Cross-currency swaps	-21.6	-47.8	0.4	18.9	-18.5
Forward contracts	180.3	6.6	98.7	16.6	82.1
FX Options	0.0	0.0	3.1	3.1	0.0
Commodity contracts	252.4	5.9	84.3	0.4	83.9
Equity swaps	-55.5	17.3		95.6	-95.6

Total	558.4	-1.2	398.0	138.4	259.6

Nominal Values of Derivative Financial Instruments

EUR million	31 Dec 2002	31 Mar 2002	31 Mar 2003
Interest Rate Derivatives
Interest rate swaps
Maturity under 1 year	109.3	105.2	6.4
Maturity 2-5 years	922.8	1 623.0	899.7
Maturity 6-10 years	1 088.1	416.6	1 052.3

	2 120.2	2 144.8	1 958.4
Interest rate options	—	200.0	100.0

Total	2 120.2	2 344.8	2 058.4

Foreign Exchange Derivatives
– Cross-currency swap agreements	216.5	245.4	211.1
– Forward contracts	3 902.4	6 894.2	3 548.7
– FX Options	—	10.3	476.9

Total	4 118.9	7 149.9	4 236.7

Commodity derivatives
Commodity contracts	538.6	341.4	541.0

Total	538.6	341.4	541.0

Equity swaps
Equity swaps	216.5	216.5	311.9

Total	216.5	216.5	311.9

Sales by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Magazine Paper	3 449.0	767.3	721.0	747.1	801.4	3 036.8	698.6
Newsprint	1 933.9	412.8	413.2	403.2	412.3	1 641.5	349.9
Fine Paper	3 617.5	827.1	787.0	751.0	742.9	3 108.0	765.7
Packaging Boards	2 724.0	766.2	781.9	758.6	736.7	3 043.4	776.6
Timber Products	1 180.5	286.1	320.8	314.1	314.2	1 235.2	316.5
Merchants	840.3	211.7	183.4	155.8	169.7	720.6	176.1
Forest	1 825.6	497.9	479.2	464.7	516.9	1 958.7	534.2
Other	-2 062.0	-540.2	-453.5	-485.9	-482.0	-1 961.6	-518.5

Total	13 508.8	3 228.9	3 233.0	3 108.6	3 212.1	12 782.6	3 099.1

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Magazine Paper	346.9	31.6	2.3	19.6	25.8	79.3	8.7
Newsprint	508.8	72.8	61.1	64.5	42.4	240.8	27.7
Fine Paper	394.5	93.1	73.1	70.2	56.2	292.6	80.2
Packaging Boards	346.2	100.6	70.7	116.2	78.3	365.8	91.6
Timber Products	12.6	11.2	14.1	9.7	11.8	46.8	7.3
Merchants	-7.2	-1.0	1.9	1.2	3.4	5.5	1.5
Forest Operations	88.1	23.4	25.7	25.3	21.9	96.3	34.7
Other	-43.2	-16.6	-17.5	-9.3	-8.4	-51.8	-8.5
Amortisation on consolidation goodwill	-151.5	-41.1	-41.2	-42.0	-24.5	-148.8	-32.1

Operating Profit excl. non-recurring Items	1 495.2	274.0	190.2	255.4	206.9	926.5	211.1
Non-recurring items	-8.3	—	51.6	-1 229.5	99.8	-1 078.1	—

Operating Profit Total (IAS)	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3
Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3

Operating Profit by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Magazine Paper	282.7	14.1	-14.4	-1 033.7	42.5	-991.5	2.1
Newsprint	503.1	71.4	59.7	63.2	41.0	235.3	26.4
Fine Paper	324.7	80.1	60.6	-121.4	50.0	69.3	71.1
Packaging Boards	339.5	96.4	61.2	112.7	75.4	345.7	83.3
Timber Products	5.2	7.9	9.4	6.5	8.6	32.4	3.3
Merchants	-10.0	-1.7	-25.2	0.8	1.5	-24.6	0.9
Forest Operations	88.1	23.4	25.7	25.3	47.8	122.2	34.7
Other	-46.4	-17.6	64.8	-27.5	39.9	59.6	-10.7

Operating Profit Total	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3
Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3

Stora Enso shares

Closing price	Helsinki, EUR		Stockholm, SEK		New York, USD
	Series A	Series R	Series A	Series R	ADRs
January	8.90	8.78	82.00	81.50	9.24
February	8.95	9.09	84.00	83.50	9.88
March	9.60	8.45	81.00	78.00	9.68

Trading volume	Helsinki		Stockholm		New York
	Series A	Series R	Series A	Series R	ADRs
January	537 709	86 310 446	236 270	36 478 299	1 379 900
February	116 786	63 856 112	183 160	27 988 167	1 691 500
March	186 086	64 844 368	545 355	27 680 429	973 400

Total	840 581	215 010 926	964 785	92 146 895	4 044 800

Pro-forma figures according to reorganised reporting structure effective 1 May 2003

Sales by Product Area

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Publication Paper	5 414.4	1 189.4	1 143.4	1 159.7	1 223.1	4 715.6	1 058.3
Fine Paper	3 670.4	909.2	873.6	832.4	812.2	3 427.4	852.3
Merchants	840.3	211.7	183.4	155.8	169.7	720.6	176.1
Other	-421.3	-94.7	-68.7	-62.5	-63.6	-289.5	-72.0

Paper Product Area	9 503.8	2 215.6	2 131.7	2 085.4	2 141.4	8 574.1	2 014.7

Packaging Product Area	2 671.1	681.3	696.4	675.9	666.6	2 720.2	699.0

Timber Products	1 180.5	286.1	320.8	314.1	314.2	1 235.2	316.5
Forest Operations	1 825.6	497.9	479.2	464.7	516.9	1 958.7	534.2
Other	-476.0	-132.6	-124.6	-135.8	-138.3	-531.3	-143.5

Forest Products Product Area	2 530.1	651.4	675.4	643.0	692.8	2 662.6	707.2

Other	-1 196.2	-319.4	-270.5	-295.7	-288.7	-1 174.3	-321.8

Total	13 508.8	3 228.9	3 233.0	3 108.6	3 212.1	12 782.6	3 099.1

Operating Profit by Product Area excluding Non-recurring Items and Goodwill

EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Publication Paper	855.7	104.4	63.4	84.1	68.2	320.1	36.4
Fine Paper	396.5	95.1	78.1	75.6	54.9	303.7	81.3
Merchants	-7.2	-1.0	1.9	1.2	3.4	5.5	1.5

Paper Product Area	1 245.0	198.5	143.4	160.9	126.5	629.3	119.2

Packaging Product Area	344.2	98.6	65.7	110.8	79.6	354.7	90.5

Timber Products	12.6	11.2	14.1	9.7	11.8	46.8	7.3
Forest Operations	88.1	23.4	25.7	25.3	21.9	96.3	34.7

Forest Products Product Area	100.7	34.6	39.8	35.0	33.7	143.1	42.0

Other	-43.2	-16.6	-17.5	-9.3	-8.4	-51.8	-8.5
Amortisation on consolidation goodwill	-151.5	-41.1	-41.2	-42.0	-24.5	-148.8	-32.1

Operating Profit excl. non-recurring Items	1 495.2	274.0	190.2	255.4	206.9	926.5	211.1
Non-recurring items	-8.3	—	51.6	-1 229.5	99.8	-1 078.1	—

Operating Profit Total (IAS)	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3
Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3

Operating Profit by Product Area
EUR million	2001	Q1/02	Q2/02	Q3/02	Q4/02	2002	Q1/03
Publication Paper	785.8	85.5	45.3	-970.5	83.5	-756.2	28.5
Fine Paper	330.7	80.2	63.5	-117.5	47.1	73.3	70.4
Merchants	-10.0	-1.7	-25.2	0.8	1.5	-24.6	0.9

Paper Product Area	1 106.5	164.0	83.6	-1 087.2	132.1	-707.5	99.8

Packaging Product Area	333.5	96.3	58.3	108.8	78.3	341.7	84.0

Timber Products	5.2	7.9	9.4	6.5	8.6	32.4	3.3
Forest Operations	88.1	23.4	25.7	25.3	47.8	122.2	34.7

Forest Products Product Area	93.3	31.3	35.1	31.8	56.4	154.6	38.0

Other	-46.4	-17.6	64.8	-27.5	39.9	59.6	-10.7

Operating Profit Total	1 486.9	274.0	241.8	-974.1	306.7	-151.6	211.1
Net financial items	-343.5	-45.2	-44.0	-56.2	-60.8	-206.2	-81.3
Share of results of associated companies	79.6	11.7	8.4	-2.4	-3.1	14.6	-0.5

Profit Before Tax and Minority Interests	1 223.0	240.5	206.2	-1 032.7	242.8	-343.2	129.3
Income tax expense	-299.6	-79.4	-68.3	36.6	232.0	120.9	-40.8

Profit after Tax	923.4	161.1	137.9	-996.1	474.8	-222.3	88.5
Minority interests	2.9	-0.1	0.1	-2.6	2.7	0.1	-3.2

Net Profit for the Period	926.3	161.0	138.0	-998.7	477.5	-222.2	85.3

Note:	Speciality Papers transferred from Packaging Product Area to Fine Paper

www.storaenso.com

www.storaenso.com/investors

Publication dates for financial information

Interim Review for January – June 2003                     24 July 2003

Interim Review for January – September 2003           23 October 2003

It should be noted that certain statements herein which are not historical facts, including, without limitation those regarding expectations for market growth and developments; expectations for growth and profitability; and statements preceded by “believes”, “expects”, “anticipates”, “foresees”, or similar expressions, are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Since these statements are based on current plans, estimates and projections, they involve risks and uncertainties, which may cause actual results to differ materially from those expressed in such forward-looking statements. Such factors include, but are not limited to: (1) operating factors such as continued success of manufacturing activities and the achievement of efficiencies therein, continued success of product development, acceptance of new products or services by the Group’s targeted customers, success of existing and future collaboration arrangements, changes in business strategy or development plans or targets, changes in the degree of protection created by the Group’s patents and other intellectual property rights, the availability of capital on acceptable terms; (2) industry conditions, such as strength of product demand, intensity of competition, prevailing and future global market prices for the Group’s products and the pricing pressures thereto, price fluctuations in raw materials, financial condition of the customers and the competitors of the Group, the potential introduction of competing products and technologies by competitors; and (3) general economic conditions, such as rates of economic growth in the Group’s principal geographic markets or fluctuations in exchange and interest rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: April 30, 2003